RUBICON
MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX   MAY 30, 2003
OTCBB – SYMBOL: RUBIF   PR03-13

RUBICON MINERALS CORPORATION RELEASES FIRST QUARTER REPORT

VANCOUVER, CANADA: David W. Adamson, President and CEO of **Rubicon Minerals Corporation** (**RMX.TSX Venture**) announces the release of the Company's First Quarter Report for the three months ended March 31, 2003.

If you would like to receive a copy of Rubicon's First Quarter Report, please call 604.623.3333, toll free 1.866.365.4706 or send an E-mail to lizm@rubiconminerals.com.

Selected Financial Information – Three months ended March 31, 2003
(for the complete unaudited financial statements, see Schedule A of the Company's First Quarter 2003 Report)

During the three months ended March 31, 2003, the Company's overall exploration and acquisition expenditures were $3,576,197 (March 31, 2002 - $2,462,303), of which $1,688,893 or 46.7% was funded by partners (March 31, 2002 - $789,917 or 32.1%).

At December 31, 2002 and in conformity with current Canadian accounting practices for development stage enterprises, the company altered its accounting policy for management and administration fees received from joint venture partners such as these fees now offset the Company's historical deferred costs incurred on the properties to which they relate and are no longer included in revenue. This change in policy was applied retroactively and has resulted in a revised net first quarter 2002 loss of $166,766, or $0.01 per share, compared with a current first quarter 2003 loss of $284,930, or $0.01 per share. The 2002 loss disclosed previously and prior to this change in accounting policy was $102,428, or $0.01 per share.

The losses are inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (March 31, 2003 - $1,396; March 31, 2002 - Nil) and stock-based compensation (March 31, 2003 - $48,383; March 31, 2002 – Nil).

The Company's anticipated exploration budget for 2003 is $7,000,000 with approximately 42% being contributed by partners. The Company had a net working capital balance of approximately $5,157,317 as at March 31, 2003, compared to $795,947 at December 31, 2002. The improvement in the Company's net working capital position during the quarter has resulted largely from the Company's completion of a major financing in March 2003 which raised approximately $5.5 million net of issue costs.

Rubicon Minerals Corporation controls over 260 square kilometres of land holdings in the prolific Red lake gold camp of Ontario which hosts two high-grade, world class gold mines (Placer Dome's Campbell Mine and Goldcorp's Red Lake Mine). Included in Rubicon's Red Lake holdings is the McFinley Gold Project, from which the Company has reported high-grade intercepts including 21.26 oz/ton gold over 1.15 feet and 1.85 oz/ton over 1.96 feet.

RUBICON MINERALS CORPORATION

David W. Adamson

_____
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6